1 GLOBAL BLUE RELEASES THE MONTHLY TAX FREE SHOPPING BUSINESS UPDATE FOR JANUARY 2023 Signy, Switzerland, February 9, 2023 New data from Global Blue shows that the dynamic recovery for Tax Free Shopping has continued to strengthen across Continental Europe and Asia Pacific. In Continental Europe, issued sales in store like-for-like has a stabilized recovery at 1061% in January vs. the same period in 2019. This strong recovery is despite an unfavorable basis of comparison due to the Orthodox New Year and the start of the Chinese New Year. US nationals continue to lead the recovery in the region. In Asia Pacific, the dynamic recovery continues to propel, reaching 961% in January vs. the same period in 2019. Japan remains a leader in the region with a strong and steady recovery. The reopening of China’s border on January 8 has led to a slight acceleration of the recovery from Mainland Chinese shoppers in both Continental Europe and Asia Pacific. However, a gradual return to 2019 levels is expected. A stabilized recovery in Continental Europe In Continental Europe, recovery is stabilized at 106%1 in January 2023 vs. the same period in 2019. Within reopened travel corridors2, the recovery reached 147%2. Regarding origin markets, Global Blue data shows a sustained recovery across most nationalities. US nationals’ recovery continues to reach new heights, with a recovery of 297%1 vs. the same period in 2019, while Gulf Cooperation Council citizens reached 224%1 vs. the same period in 2019. Asian shopper recovery continues to progress with South East Asia shopper recovery reaching 153%1 vs. the same period in 2019. Hong Kong and Taiwanese shopper recovery has propelled with a recovery of 139%1 vs. the same period in 2019. In terms of destination markets, the Mediterranean countries are at the forefront of the recovery. The recovery was predominantly led by France at 145%1, Portugal at 144%1, Greece at 139%1, Spain at 120%1, and Switzerland at 107%1. 1 Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates). 2Open corridor is defined as a travel line between two countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.

Progressing recovery across all destinations in Asia Pacific

In Asia Pacific, recovery reached 96%[1] in January vs. the same period in 2019. Within reopened travel corridors[2], the recovery reached 158%[1].

In terms of **origin markets,** Hong Kong and Taiwan nationals are propelling the recovery at 385%[1] in January vs. the same period in 2019. This was followed by North East Asia nationals at 159%[1], and South East Asia nationals at 133%[1].

Regarding **destination markets**, Japan is leading the recovery with 116%[1]. After Japan, recovery was closely followed by South Korea at 76%[1], and Singapore at 70%[1].

A gradual recovery for Chinese shoppers

The reopening of borders on January 8 has led to a slight acceleration of the recovery from Mainland Chinese shoppers. The recovery reached 22%[1] in Continental Europe (+4ppts compared to December) and 38%[1] in Asia Pacific (+8 ppts compared to December), despite limited air capacity at 10%. Destinations without additional testing requirements are experiencing a stronger recovery, such as Switzerland with a recovery at 35%[1], and Singapore at 45%[1].

In January, Mainland Chinese shoppers' willingness to travel reached a record-high at 76%[3]. However, a gradual recovery is expected due to limited air capacity. According to ForwardKeys data, the air capacity recovery from China to Continental Europe and Asia Pacific should reach 25% in Q2.

APPENDIX

Glossary

- Gulf Cooperation Council countries include: Kuwait, Qatar, Saudi Arabia, United Arab Emirates, Bahrain, Oman
- South East Asia include: Indonesia, Thailand, Cambodia, Philippines, Vietnam, Malaysia, Singapore
- North East Asia include: Japan, South Korea

YTD Data

Issued SIS L/L recovery[1] (in % of 2019)	January 2023	December 2022	November 2022	October 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Continental Europe	106%	107%	102%	102%	104%	101%	75%	53%
Asia Pacific	96%	90%	81%	68%	80%	51%	39%	16%
TOTAL	102%	101%	96%	93%	97%	89%	65%	40%

[1] *Recovery rate is equal to 2023 Issued Sales in Store divided by 2019 Issued Sales in Store, like-for-like (i.e.: at constant merchant scope and exchange rates).*

[2] *Open corridor is defined as a travel line between two countries, where there is no more sanitary or visa restrictions to go in the destination country and to come back in the origin country.*

[3] *According to the Global Blue Monthly Travel Sentiment barometer*

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MEDIA CONTACTS

Virginie Alem - SVP Marketing & Communications
Mail: valem@globalblue.com

INVESTOR RELATIONS CONTACTS

Frances Gibbons - Head of Investor Relations
Mob: +44 (0)7815 034 212
Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience.
- **Payment services:** Providing a full suite of foreign exchange and Payment technology solutions that allow acquirers, hotels, and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction.
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit http://www.globalblue.com/corporate/

Global Blue Monthly Speaker Notes Data, January 2023, Source: Global Blue

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